September 26, 2008

Mr. Jack K. Heilbron
Chief Executive Officer
NetREIT
365 S. Rancho Santa Fe Road, Suite 300
San Marcos, CA 92078

      Re: NetREIT
              Amendment No. 1 to Form 10
              Filed September 5, 2008
              File No. 001-39049

Dear Mr. Heilbron:

      We have reviewed your response letter dated September 5, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your counsel's affirmation regarding the company's awareness of its obligations under the Securities Act of 1933 and the Exchange Act of 1934 and the representations which followed. Please provide to us the same representations from the company, signed by an appropriate officer of the company.

2.   We note your response to comment one of our letter dated June 10, 2008 and your disclosure that you inadvertently filed the Form 10 as "10-12B." Please file your next amendment under Section 12(g) of the Exchange Act. Please also note that after you file your next amendment under 12(g), your filing becomes effective by lapse of time 60 days after the original filing date of May 6, 2008, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

3.   We read your response to comment five. However; beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q once financial statements for a fiscal year ending after December 15, 2007 have been filed. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies.

We note that your quarterly report as of March 31, 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your quarterly report as of March 31, 2008 does not contain all required material information. We do note that your June 30, 2008 quarterly report was filed on the correct form.

4.   We read your response to comment six but note that the revised certifications filed with your Form 10-QSB/A as of March 31, 2008 continue to include paragraph 4(b) when you have not included a managements' report on internal control. Please refer Item 308 of Regulation S-K and revise your certifications accordingly.

5.   We note your response to comment 10. Please provide us with an analysis as to why your private offerings should not be integrated into a single offering. Include in your response an analysis as to what exemptions are available to you in the event the offerings are integrated.

6.   Please update throughout the registration statement, where appropriate, information as of a recent practicable date. For example, we note on page 1 you reference equity capitalization as of March 31, 2008. On page 21, you disclose an outstanding balance on a mortgage loan that matured on June 19, 2008 and acquisitions that you expect to have completed in June and July 2008. On page 25, you state that you were in compliance with your debt covenants and restrictions as of December 31, 2007, and on page 36 you discuss the acquisition of Waterman Plaza, which was scheduled to close in June 2008.

Item 1A. Risk Factors

Our common stock is subordinate to our Preferred Stock in rights to distributions, page 6

7.   We refer to your statement that your Series AA Preferred Stock has a liquidation value of $100 per share. On page 20, however, you state that each share of Series AA Preferred Stock is entitled to receive $25 plus accrued dividends upon liquidation. Please revise to be consistent or advise.

Terrorist attacks, such as the attacks that occurred in New York…, page 11

8.   We refer to the statement at the top of page 12 that the war in Iraq and other hostilities may have an impact on your tenants. It is unclear to us from your current disclosure how the war in Iraq may impact you specifically. Please revise to clarify how specifically the war in Iraq and other international hostilities may affect you or delete the risk factor.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition…, page 17

9.   The last sentence of the preamble appears to be incomplete. Please revise.

Overview and Background, page 17

10.   We refer to your disclosure about your increased in capital. Please revise to include the primary source(s) of this increase in capital. In addition, please include balancing language here to note that you have had a loss from continuing operations in your last two fiscal years.

Other Liquidity Needs, page 25

11.   The revisions you made in response to our prior comment 24 do not address how distributions have been funded historically in light of the fact that distributions have exceeded cash flows from operations for the last two years. For example, for the year ended December 31, 2007 cash flows from operating activities were $457,191 whereas dividends paid were $1,078,063. Please revise your disclosure to discuss how dividends paid historically have been funded in light of the fact that they were in excess of cash flows from operating activities. In addition, since FFO is a performance measure and not a cash flow measure, the discussion that you added that suggests that FFO is a source of cash flows available to pay dividends should be revised.

Non-GAAP Supplemental Financial Measure: Funds from Operations ("FFO"), page 26

12.	Your response to comment 25 indicates that your definition of FFO excludes gains from exchanges of property because those gains will not be distributed to common shareholders. Your rationale suggests that you consider FFO to be a cash flow measure which is inconsistent with your description of it as a performance measure. In addition, this is inconsistent with the fact that your calculation of FFO is based on net income that includes a $2.9 million gain from sale of real estate. Per your disclosure on page 65 this $2.9 million gain appears to be associated with a disposition that resulted in the purchase of a replacement property. It seems that this transaction was effectively an exchange of property and therefore by your definition FFO should exclude the $2.9 million gain. Please confirm whether this is the case or provide us with a further explanation regarding this transaction and its impact on FFO and revise your disclosure accordingly.

13.	The disclosure in the penultimate paragraph on page 26 indicates that the purpose of FFO is to provide a measure of Funds From Operations available for distribution to common shareholders. Since FFO is a performance measure and not a cash flow measure, this description is inconsistent with the notion that FFO is a performance measure and could leave investors with the mistaken impression that FFO represents a cash or liquidity measure. Please revise accordingly. In addition, you indicate that the NAREIT definition of FFO is very general. Please clarify the basis for this view in light of the extensive guidance given by NAREIT and why you believe your defined FFO is more useful to investors. In order to avoid investors being confused between your definition of FFO and that prescribed by NAREIT, expand the disclosure to clarify how FFO as determined based on the NAREIT guidelines would differ from the FFO you have presented; specifically address how the NAREIT definition of FFO would have you treat the amortization of finance charges and gains and losses on property sales and exchanges. Clarify why you have not included FFO as defined by NAREIT.

Item 3. Properties, page 29

14.	The occupancy column in the table on page 29 appears to have been left blank. Please revise to include information on the occupancy rates for each listed property.

15.	We refer to the physical occupancy table on page 30 and the average effective annual rent per square foot for the last 5 years table on page 31. Please consider including a footnote to the tables to indicate the year in which you acquired certain properties to explain why you have not included data for five years for each property.

Item 6. Executive Compensation

Long-Term Incentive Compensation Awards, page 49

16.   Please disclose under which plan the restricted stock awarded in 2007 was granted. For
        example, state if the stock was granted under the 1999 Flexible Incentive Plan, the
        restricted stock plan discussed on page 72, or if the awards were stand-alone awards.

17.   Please include disclosure in this section of the restricted stock plan discussed on page 72.
        Alternatively, please clarify if this is the same plan as the 2007 Incentive Award Plan
        referenced on page 29. In addition, please include information on the restricted stock
        plan in the equity compensation plan information table required by Item 201(d) of
        Regulation S-K, or explain to us why you do not believe this is required. Finally, please
        file a copy of this plan as an exhibit to the Form 10 or explain to us why you believe this
        is not required.

1999 Flexible Income Plan, page 49

18.   You refer to this plan as both the 1999 Flexible Income Plan and the 1999 Flexible
        Incentive Plan. Please revise to be consistent.

Item 9. Market Price and Dividends on Registrant's Common Equity…, page 51

19.   We refer to our prior comment 35 and note your disclosure on page 52 related to your
        1999 Flexible Incentive Plan. The disclosure, however, does not include the number of
        shares issued under the plan or the number of shares available for grant as of your latest
        fiscal year. Please include in a tabular format the information required by Item 201(d).

Number of Holders of Each Class of Stock, page 52

20.   The last sentence in this paragraph appears to be incomplete. Please revise.

Financial Statements and Notes

Note 1 – Organization, page 62

21.   Based upon your response to comment 41 and the information within your Form 10, it
        appears that you are using the proportionate consolidation method to record your interest
        in the 7-11 property during 2007. If so, please demonstrate that you meet the criteria for
        proportionate consolidation outlined in EITF 00-1. If you do not meet these criteria,
        clarify whether your investment is made through a legal entity in which case the equity

Mr. Jack K. Heilbron
NetREIT, Inc.
September 26, 2008
Page 6

method or consolidation may be appropriate based on the guidance of SOP 78-9 and EITF 04-5. If your investment is not made through an entity, then consider the applicability of the cost method, reporting your investment on a single line item. Update your response to clarify the nature of your investment in this property and the basis for your accounting policies related to it.

22.	Additionally, we note on page 11 of your March 31, 2008 Form-10QSB that you completed a similar transaction during March 2008. Please revise your disclosure to include a description of your gain recognition and consolidation policies. In the event that you do not consolidate partially owned entities or assets, your disclosure should include a discussion of how your investment is reflected in your financial statements; either under the cost, equity or proportionate consolidation methods and the basis for that accounting treatment.

Note 2 – Significant Accounting Policies

Property Acquisitions, pages 62-63

23.	We read your response to previously issued comment 42 and note that you calculated a value of the in-place leases as part of your analysis of above and below market leases. Those in-place lease values should be recorded as an intangible asset, aside from any value ascribed to above and below market leases. Additionally, it appears that the avoidance of lease origination costs could be a component of the in-place lease intangible asset. Please update your response to address these issues.

24.	We read your response to previously issued comment 43; however, Item 13 of the Form 10 states that smaller reporting companies may file financial information required by Article 8 of Regulation S-X in lieu of information required by other parts of Regulation S-X. As indicated in our original comment, transactional filings such as this require financial statements under Rule 8-06 of Regulation S-X for real estate acquisitions that are individually significant for all periods and significant in the aggregate for the most recent year and interim financial statements. In addition to the acquisitions disclosed within your Form 10, you are also required to include in this transactional filing, financial statements under Rule 8-06 for the two acquisitions completed on July 9, 2008 and August 12, 2008. Please revise the Form 10 to include all required financial statements for acquired real estate operating properties for all periods and show us how you determined your compliance with this requirement.

25.   We read your response to previously issued comment 44; however you did not indicate your basis in GAAP for recording the value of the purchase option as land. Further, we note that the purchase option appears to have the qualities consistent with a contract based intangible asset under SFAS 141. Please update your response to address these issues.

Federal Income Taxes, page 65

26.   Please revise to include the more specific disclosures of Rule 3-15(c) of Regulation S-X related to the tax status of your distributions.

Note 10 – Segments, page 77

27.   We read your response to previously issued comment 49 and noted the revised disclosure for the year ended December 31, 2007. Please make the corresponding required adjustments to your table of capital expenditures for the year ended December 31, 2006 to reconcile to the amounts presented within your financial statements. Additionally we note that your June 30, 2008 10-Q includes similar segment disclosure on page 16 that does not appear to reconcile to the Statement of Cash Flows for the period ended June 30, 2008. Make the appropriate adjustments to your 10-Q to ensure that the table reconciles to the Statement of Cash Flows for both periods presented and that the presentation of the two years is comparable.

Signatures, page 79

28.   Please include a date on all future filings.

Form 10-Q for the Six Months Ended June 30, 2008

Financial Statements and Notes

Statements of Operations, page 2

29.   It is unclear why gains on sales of real estate have been included in continuing operations in the Form 10-Q but in discontinued operations in the Form 10-K. Please clarify how you have complied with SFAS 144 and EITF 03-13 and update your disclosure accordingly.

Statements of Cash Flows, page 4

30.   We note your disclosure that you made a $700,000 contribution in real estate to a partnership. Please confirm that this transaction resulted in the formation of NetREIT 01 LP and if not, provide additional information regarding this transaction. Further, tell us how you determined the value of your contribution and what consideration you gave to including additional disclosure.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten (10) business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Linda van Doorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Bruce J. Rushall, Esq.
        Rushall & McGeever
        Via facsimile (760) 438-3026